MAIL STOP 3561


      	December 19, 2005

Mr. Troy Mutter, Chief Executive Officer
Surge Enterprises, Inc.
205-340 Linden Lane
Victoria, British Columbia Canada V8V 4E9

      Re:	Surge Enterprises, Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
   File No. 333-128995
		Amendment Filed December 2, 2005

Dear Mr. Mutter:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the disclosure throughout the prospectus. For example, we note much of the disclosure in the prospectus is as of September 30, 2005.

Prospectus Summary, page 7
2. Please provide the basis for the statement that your software
"increases web traffic" or remove.


Risks Factors, page 8
3. We partially reissue prior comment 6 from our letter dated November 10, 2005. Disclose the cash balance as of the most recent practicable date in risk factor one. Also, state the net loss for the period ended August 31, 2005, in addition to the current disclosure as of May 31, 2005.
4. We reissue prior comment 12 from our letter dated November 10, 2005. Please advise whether your principal business and revenues will primarily be conducted and received in a foreign currency.
If
so, add a risk factor.
5. The risk factors section should immediately follow the summary section. See Item 503(c)(2) of Regulation S-B. Therefore, please relocate those risks on pages 16-17 to this risk factors section commencing on page 8. However, our prior comments still apply to this disclosure. In particular, the risk factors discussing penny stock are generic risks that should not be included in the risk factors section; however, the discussion of penny stocks should be included in the plan of distribution section. Please revise accordingly.

Use of Proceeds, page 13
6. Reconcile the estimated offering expenses in this section with the disclosure in part II of the registration statement. Disclose the current cash balance as of the most recent practicable date and clarify how you plan to pay these offering expenses. Also, clarify that you have had negative cash flow from operations to date, so the reference to paying for these costs from revenues is unclear.

Description of Business, page 22
7. Please reconcile your response to prior comment 26 from our letter
dated November 10, 2005, indicating that the textlinkbrokers.com agreement had been cancelled, with your response to prior comment 65 from our letter dated November 10, 2005, which seems to imply an on-
going month to month agreement with textlinkbrokers.com. If you continue to have an arrangement or agreement with textlinkbrokers.com please include disclosure. If there is a written agreement, regardless if it is on a month-to-month basis, it should be filed as an exhibit.  We may have further comment.
8. Please reconcile your response to prior comment 66 from our letter
dated November 10, 2005 stating that "[t]he initial 50% fee
payable
to Infectious Communications is due on the commencement of
software
development", with the disclosure on page 31 indicating that the
50%
fee was due on September 15, 2005.


Software Sales, page 24
9. We note that the arrangements with SubmitPlus.com and Textlinkbrokers.com have been terminated. Please disclose the reasons for the termination and the impact this may have upon your business.
10. We partially reissue prior comment 19 from our letter dated November 10, 2005. Please explain how this software application increases the number of sites linking to a website. Is there any guarantee that the other websites will link back to the client`s website? Also, clarify whether search engines have any measures that would counter the boost in the web rankings. We may have further comment.
11. Explain how your software increases the number of sites that link to the client`s web sites. Who are these link partners and how are they obtained? Does the company have any affiliation or relationship with link partners? Does the software guarantee a certain number of sites will link back to the client`s website?
12. Explain how the software automates the process of exchanging links with another website.
13. We note your supplemental response to prior comment 22 that two
Share-it agreements have been filed as exhibits. It does not appear that the initial agreement entered into on July 28, 2005 was filed.
Please file as an exhibit. Also, please disclose the material terms in this section. For instance, state the duration of the agreement.
Clearly state the percent to be received by Share-it at varying levels of sales.

   Free Search Engine Marketing, page 25
14. Please disclose the search terms used to generate your PageRank on Google, as discussed on page 25. Explain the significance of having a page rank of 6. What does that mean?
15. On page 25 you disclose your plan to increase your marketing through pay per click advertising and advertising on niche portal sites. Please disclose the estimated amounts that you will spend on advertising over the next year.

   Referral Program, page 26
16. You disclose that you will pay a referring website a 20% referral fee when the referring website sends you a purchasing customer.
Please clarify what the 20% relates to, i.e., does this mean that the referring website receives 20% of the license fee?


17. Please clarify Share-It.com`s role in this referral program and disclose any fees payable to share-it.com in connection with their listing you as part of their referral management services. Is there a separate agreement with them regarding the referral program? If so, file the agreement as an exhibit.

   Preferred Service Providers, page 26
18. We note the reference to verbal agreements with 2 preferred service providers to provide web development, software programming and online marketing services. Disclose whether there is any affiliation between these two providers and your officers or directors.
19. In the third paragraph under this heading, you present financial figures in three separate manners. That is, you present the verbal agreement with Finlay Creative in Canadian dollars, the Infectious agreement to develop the second version of LinkSurge in US dollars, and the website development agreement with Infectious does not refer to any country. In order to avoid confusion, please provide all figures in the prospectus in US dollars or state the US dollar equivalent.

   Competition, page 27
20. We reissue prior comment 42 from our letter dated November 10, 2005. Please disclose the competitive business conditions in your industry and your competitive position. It appears that there is a lot of competition for this market and tat many of your competitors are better established or have greater financial resources.
21. Explain the statement that competition is "far less for our flagship software product" or remove.

   Research and Development, page 28
22. We reissue prior comment 43 from our letter dated November 10, 2005. Estimate the amount spent during each of the last two fiscal years on research and development activities. See Item 101(a)(10) of
Regulation S-B.
23. We note your disclosure that you "anticipate another 200 hours of research and development in the next 6 months". To the extent known, please provide an estimated dollar value associated with this research and development.





Management`s Discussion and Analysis, page 29
24. We reissue prior comment 45 from our letter dated November 10, 2005. Please provide a detailed plan of operations as required by
Item 303(a) of Regulation S-B. We note your supplemental response that such disclosure is not required because you are generating revenues. We direct your attention to Item 303 of Regulation S-B, which indicates that a plan of operations is required for companies that have not had revenues from operations for the last two fiscal years or the last fiscal year and any interim period. You have only generated revenues from operations since July 2005. Therefore, a plan of operations is required for your company.
25. We note that in the initial registration statement you indicated that all of the revenues were from consulting services and this amendment, within the same financial period as the last filing, indicate that there are revenues from software sales. Please explain the basis for the revised disclosure.


Liquidity and Capital Resources, page 29
26. In the first paragraph under the heading "Capital Expenses and Sources of Funds" you state that "[m]anagement has informally committed to fund [y]our cash requirements for the next 12 months".
Please expand this disclosure to discuss the nature of this commitment, including, but not limited to, whether the commitment is legally binding on management; whether the agreement is in writing;
the terms of the commitment; and, any limitations associated with the commitment.
27. Please explain the basis for the statement that your current cash balance is enough to satisfy your cash requirements for the next six months. Disclose the estimated offering expenses and state how this will impact your ability to fund operations. Explain the statement that these funds "will enable us to address our current and ongoing expenses, continue with the marketing and promotion activity connected with the development and marketing of our software and expansion of our website.
28. Please revise your table on page 30 to include the $15,000 in software development costs in the minimum estimated funding required column as well as the maximum column.
29. On page 30 you disclose that you have paid a portion of the estimated operating expenditures presented in the immediately preceding table. Please disclose the nature of these prepaid expenses and their respective dollar values. In addition, please revise your disclosure to indicate that, in addition to these expenditures, the company is also obligated to pay the offering costs from available cash.
30. Explain the reference to submitting your site on Yahoo for $299.
Reconcile with the disclosure on page 25 that you have already registered your website on Yahoo.

Certain Relationships and Related Transactions, page 35
31. On page 35 you disclose that Mr. Mutter originally paid $8,900 for the office equipment that you purchased from him. Please disclose the date(s) of these original purchases or, at a minimum, provide an age range for the office equipment.
32. We note the lack of a formal arrangement regarding the compensation of Mr. Mutter. Consider adding a risk factor.

Executive Compensation, page 37
33. Reconcile the amount of compensation with the disclosure in the certain relationships and related transactions section.



May 31, 2005 Year End Financial Statements

Note 2. Significant Accounting Policies

g) Revenue Recognition, F-9
34. We have reviewed your revised disclosure related to comment 59 and note that your product does not require significant production, modification or customization.  Consistent with the guidance of
SOP
97-2 (see paragraph .74) and contrary to your disclosure, arrangements to deliver software or a software system that do not require significant production, modification or customization, should not be accounted for in conformity with ARB 45.  Since your
product
is a license for a software package, the revenue earned from the sale
of this software should be recognized in accordance with SOP 97-2. Please revise accordingly.
35. It appears from your disclosure and from review of your
website
that the software license fee includes a twelve-month service agreement at no additional charge. We noted your service agreements include email support, software upgrades and maintenance updates (services know as postcontract customer support or PCS pursuant to paragraph .45 of SOP 97-2). Please provide a detailed analysis of how the license fee, which includes the software and PCS, has been accounted for in accordance with SOP 97-2. Please refer to the guidance in paragraphs (10) through (14) and (56) through (60) of SOP
97-2 and revise as necessary.
36. It appears from your disclosure that you are recognizing revenue
related to website development contracts based on a percentage-of-completion method utilizing the ratio of labor hours incurred to estimated labor hours. Based on your business it would appear that your website development contracts are outside the scope of SOP 81-1
(please refer to footnote 1 of SOP 81-1). The percentage-of-completion method of recognizing revenue should only apply to contracts within the scope of SOP 81-1. If all other revenue recognition criteria have been met, the revenue method for service contracts should reflect the pattern in which the contract is fulfilled (output based approach). Please explain how you measure performance under the contract and why you believe the use of the percentage-of-completion method is appropriate for your contracts. Please refer to the guidance in SAB 104 and Section II. F. 2 of the
Current Accounting and Disclosure Issues in the Division of
Corporation Finance updated on December 1, 2005   (see
http://www.sec.gov/divisions/corpfin/acctdis120105.pdf).  In addition, please explain how you account for the costs of website development contracts. We may have further comment upon review of your response.

o) Internet Sales Transaction Fees, F-11
37. We have reviewed your response to comment 61 and it is still unclear how you account for the transaction fees, therefore the comment is being reissued. Your e-commerce provider charges you a fee ranging from 7-13% on the gross sales. We also noted you pay this fee on the 15th of every month for the prior month`s sales. Please tell us how, and when, you are accounting for such transaction fees, and cite the specific authoritative literature you used to support your accounting treatment.

Exhibits
38. Please file the complete exhibits, including the executed signatures. Also, the references to exhibits 4, 9, and 10 appear incorrect. Please reconcile the page numbers.











Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

								Sincerely,



								John Reynolds
      Assistant Director



cc:	William MacDonald
	Fax: (604) 687-6314




Mr. Troy Mutter
Surge Enterprises, Inc.
December 19, 2005
p. 1